ARAX HOLDINGS CORP.

Vladimir Leonov
President, Treasurer and Secretary
Arax Holdings Corp.
Salvador Diaz Miron 87, Colonia
Santa Maria La Ribera, Mexico 06400

April 1, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re:  Arax Holdings Corporation
     Registration Statement on Form S-1
     Filed March 31, 2013
     File No. 333-1895928

Dear: Susan Block

In response to your letter dated March 7, 2013 which included comments regarding our registration statement, we have prepared the following responses:

PROSPECTUS SUMMARY, PAGE 3

ARAX HOLDINGS CORP., PAGE 3

1. We note your disclosure in the fourth paragraph of this section on page 3 that "[a]s of January 31, 2013, you had $1,803 in cash on hand." Please revise to disclose the amount of cash in your treasury as of the most recent practicable date and update with any subsequent amendments. Similarly revise to update under "Management's Discussion and Analysis," at page 14, if applicable.

Response: We have revised our document to comply with this comment.

RISK FACTORS, PAGE 5

IF WE RAISE PRICE OF HOT DOGS THERE IS A POTENTIAL CHANCE OF REDUCTION IN SALES, PAGE 8

2. We note your revised disclosure in response to our prior comment 2 and reissue in part. Please revise to expand this risk factor to disclose, if true, that you intend to counteract rising commodity prices by raising the price of your hot dogs and other products.

Response: We have revised our document to comply with this comment.
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BECAUSE OUR PRINCIPAL ASSETS WILL BE LOCATED IN MEXICO, MEXICO CITY, PAGE 9

3. We note your response to our prior comment 4 and reissue. Please revise to disclose in what country Mr. Leonov resides.

Response: We have revised our document to comply with this comment.

USE OF PROCEEDS, PAGE 13

4. We note your response to our prior comment 8 that you have included the cost of this offering in your Use of Proceeds section. However, we are unable to find such costs in this section. Please revise to include the cost of this offering in the table on page 14 of your Use of Proceeds section.

Response: We have not included the cost of our Offering in our Use of Proceeds because we do not plan to pay for the offering from Use of Proceeds. The cost of the offering will be paid for by the time we raise funds from this offering. We plan to pay the remaining costs of this offering with director loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 14

5. We note your revised disclosure on page 23 regarding the average price of 10 hot dogs in "regular stores." Please revise to confirm that the average price disclosed on page 23 is the average of all such "regular" stores or remove the disclosure. Similarly, please tell us how you determined that all other dog vendors charge $2.50. Alternatively, please revise to remove this disclosure.

Response: We have removed the disclosure from our document.

DESCRIPTION OF BUSINESS, PAGE 26
GENERAL, PAGE 26
COMPANY, PAGE 26

6. Please revise your disclosure on page 26 that "there is no need to invest in high volume of stock due to availability of such products in regular stores around Mexico" to state as a belief.

Response: We have revised our document to comply with this comment.

PRODUCT DESCRIPTION, PAGE 27

7. We note your response to our prior comment 17 and reissue. Please revise to describe the broiler as you plan to use it and how you believe it will function. For example, please revise your statements regarding "the momentary wheel switch [allowing] for easy loading and unloading of product," the "special" glass, which increases the speed of cooking and decreases the exterior temperature, the "specially coated glass" and the stainless steel pan that "keeps buns warm and ready to serve" to state as beliefs or clarify that this is your understanding that this is how it is supposed to operate. Alternatively, remove such statements.

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
Response: We have revised our document to comply with this comment.

8. We note your response to our prior comment 19 and reissue. Please revise to clarify how you intend to move your hot dog stands to different locations.

Response: We have clarified how we intend to move our hot dog stands to different locations.

9.   We note your revised disclosure on page 27 in response to our prior comment
     20. Please revise to disclose here the estimated shipping costs per hot dog machine. In addition, please revise your Use of Proceeds section and your plan of operation to include the cost of delivery or tell us why this is not necessary.

Response: We have revised our document to comply with this comment.

UNDERTAKINGS, PAGE II-2

10. We note your response to our prior comment 23 and reissue in part. Please revise paragraph (c) on page II-2 of your registration statement so that it appears exactly as the undertaking in Item 512(a)(1)(iii) of Regulation S-K, and please revise paragraph 4 on page II-3 of your registration statement so that it appears exactly as the undertaking in Item 512(a)(6) of Regulation S-K.

Response: We have revised our document to comply with this comment.

Sincerely,


/s/ Vladimir Leonov
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Vladimir Leonov
President

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